82-4890

02 JUN -5 AM 11:45

02034639

Westone Ventures Inc.

SUPPL

Interim Financial Statements
(unaudited - see notice to reader)

Three month interim period ended February 28, 2002

PROCESSED
JUN 1 3 2002
THOMSON
FINANCIAL

dlw 6/12

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: watson_aberant@canada.com

NOTICE TO READER

We have compiled the interim balance sheet of Westone Ventures Inc. as at February 28, 2002 and the interim statements of operations, deficit and cash flows for the three month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
April 17, 2002

Watson Aberant LLP
Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited - see notice to reader)

	As at February 28, 2002	As at November 30, 2001
Assets		
Current		
Cash	$ 38,162	$ 85,919
Goods and services tax recoverable	5,216	2,881
	43,378	88,800
Investment and advances (note 3)	1,500	-
	$ 44,878	$ 88,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 31,190	$ 8,684
Advances from director (note 4)	551,529	587,564
	582,719	596,248
Share Capital and Deficit		
Share capital (note 5)	1,298,477	1,298,477
Deficit	(1,836,318)	(1,805,925)
	(537,841)	(507,448)
	$ 44,878	$ 88,800

Approved On Behalf Of The Board

Director:

Director

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Operations
(unaudited - see notice to reader)

Three month interim period ended February 28	2002	2001
Revenue	$ -	$ -
Expenses		
General and administrative	18,692	-
Office and occupancy costs	7,806	7,057
Professional fees	3,865	500
Interest and bank charges	30	29
Listing fees	-	2,461
Travel	-	3,130
Amortization of option costs	-	29,654
	30,393	42,831
Loss for the interim period	$ (30,393)	$ (42,831)
Loss per share	$ (0.002)	$ (0.003)
Weighted average number of shares outstanding	15,996,000	15,698,000

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited - see notice to reader)

Three month interim period ended February 28	2002	2001
Deficit, beginning of interim period	$ (1,805,925)	$ (1,239,335)
Loss for the interim period	(30,393)	(42,831)
Deficit, end of interim period	$ (1,836,318)	$ (1,282,166)

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited - see notice to reader)

Three month interim period ended February 28	2002	2001
Cash flows from operating activities		
Cash paid to suppliers	$ **(11,622)**	$ (4,592)
Cash flows from investing activity		
Purchase of investments	**(100)**	(8,874)
Cash flows from financing activity		
Advances from director	**(36,035)**	45,130
(Decrease) increase in cash	**(47,757)**	31,664
Cash, beginning of interim period	**85,919**	9,669
Cash, end of interim period	$ **38,162**	$ 41,333

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

1. Nature of operations

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

2. Significant accounting policies

The following accounting policies have not changed from the November 30, 2001 annual audited financial statements.

(a) Loss per share

The loss per share is calculated using the weighted-average number of common shares outstanding during the period. Fully diluted loss per share has not been presented since it is anti-dilutive.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Three month interim period ended February 28, 2002

3. **Investment and advances**

	As at February 28, 2002	As at November 30, 2001
Investment in West One Properties Inc.	$ 100	$ -
Advances to West One Properties Inc.	1,400	-
	$ 1,500	$ -

On December 1, 2001, the company purchased 100 common shares of West One Properties Inc. for $100 and assumed a $1,400 loan owing by West One Properties Inc. to its previous shareholder.

4. **Advances from director**

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as long-term.

5. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	750,000	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	1,000,000	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	1,275,000	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	175,000	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	6,400,000	-
Balance at November 30, 1998	9,600,000	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	198,000	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	25,000	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	50,000	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	3,825,000	254,745
Balance at November 30, 1999	13,698,000	798,630
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	2,000,000	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	298,000	19,847
Balance at November 30, 2001 and February 28, 2002	15,996,000	$ 1,298,477

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

5. **Share capital**, continued

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the Alberta Stock Exchange ("ASE"). On November 29, 1999 the ASE became the Canadian Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreementon August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003.

On June 1, 2000, through private placement, the company issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.32/share if exercised on or before the expiration of two years from the date of the warrants, $0.37/share in the third, $0.42/share in the fourth, and $0.47/share in the fifth year from the date of the warrants.

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005.

There were no changes in share capital for the year ended November 30, 2001 and for the three month interim period ended February 28, 2002.

6. **Income taxes**

For income tax purposes, the company has losses carried forward amounted to $537,885, which can be applied to reduce future years' taxable income. Of the $537,885, $212,167 losses expire in 2008.

7. Related party transactions

The following transactions have occurred during the interim period. These transactions are in the normal course of operations and are measured at exchange amounts.

Consulting fees paid	$18,692
Occupancy costs paid	$ 7,009

The parties are related to the company by virtue of common management.

8. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals and advances from director which will result in future cash outlays.

The carrying values of the financial instruments noted above approximate their fair values.

9. Comparative figures

These financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2001.